SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FA	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

March 31, 2011

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 20 to the Registration Statement
on Form N-1A of BlackRock Index Funds, Inc. (the “Corporation”)

Dear Mr. Ganley:

On behalf of the Corporation, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 20 (the “Amendment”) to the Corporation’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Small Cap Index Fund (“Small Cap Index Fund”) and BlackRock International Index Fund (“International Index Fund”) (each a “Fund” and together the “Funds”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on March 31, 2011.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Corporation’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 14, 2011 regarding the Corporation’s Post-Effective Amendment No. 18 to its Registration Statement filed with the Commission on January 24, 2011 for the purpose of registering a new share class of the Funds. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Corporation. The Corporation’s responses to the

March 31, 2011

Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment 1: In the “Fund Overview” section for each Fund, please provide the completed fee table and expense example to the Staff prior to the filing.

Response: The Corporation provided the completed fee table and expense example to the Staff on March 31, 2011.

Comment 2: Footnote 2 to the fee table currently states that the fee waiver for the master portfolio is set to expire on May 1, 2011. Either remove the waiver or update the footnote to show a later expiration date.

Response: The footnote has been revised to state that the fee waiver will expire on May 1, 2012.

Comment 3: Does the Small Cap Index Fund invest in other funds? The fee table currently includes a line item for Acquired Fund Fees and Expenses.

Response: Small Cap Index Fund has confirmed that it does invest in other funds.

Comment 4: Please describe how derivatives are counted in the calculation of the 80% test. Please also explain how government debt or other liquid securities used as cover are counted.

Response: Only securities used as cover that fall within the 80% test definition (i.e., stocks of index constituents) are counted toward the 80% test. Accordingly, government debt used as cover would not be counted toward the 80% test.

Comment 5: The prospectus currently states that the Funds are non-diversified and includes Non-diversification Risk as a principal risk for each Fund. Please confirm that the Funds are non-diversified.

Response: The Funds are presently classified as diversified, and the relevant disclosures have been modified accordingly.

Comment 6: In the “Performance Information” section of each Fund’s “Fund Overview,” please add the annual total return information for the year 2010 to the bar chart.

Response: The requested information has been provided.

March 31, 2011

Comment 7: Please add financial highlight information for Investor A Shares of each Fund. See the BlackRock Bond Index Fund filing for an example.

Response: The financial highlights for each Fund’s Investor A Shares have been provided.

Comment 8: In the Statement of Additional Information, a fundamental investment restriction of each Fund currently states that each Fund “may” concentrate its investments in an industry. The Staff suggests replacing “may” with “will” since discretion as to concentration is not permitted.

Response: The Corporation has considered the comment from the Staff but declines to make a change to the investment restriction. The investment restriction of the Funds is a fundamental investment restriction and cannot be changed without a shareholder vote.

* * * * * * * * * *

The Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Corporation’s documents.

Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Corporation’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Aaron Wasserman
Ben Archibald
John A. MacKinnon